                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 15)*

                              H.J. Heinz Company
                               (Name of Issuer)

                         Common Stock, $.25 par value
                        (Title of Class of Securities)

                                 423074-10-3
                                (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 8 Pages

CUSIP No.  423074-10-3                13G              Page 2 of 8 Pages

 1:  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Drue Heinz

 2:  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                   (b)[ ]

 3:  SEC USE ONLY

 4:  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                    NUMBER OF SHARES BENEFICIALLY OWNED BY
                          EACH REPORTING PERSON WITH

 5:  SOLE VOTING POWER
     2,018,188

 6:  SHARED VOTING POWER
     587,012

 7:  SOLE DISPOSITIVE POWER
     465,188

 8:  SHARED DISPOSITIVE POWER
     2,140,012

 9:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,605,200

10:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [_]

11:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     1.0%

14:  TYPE OF REPORTING PERSON*
     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  423074-10-3                13G              Page 3 of 8 Pages

 1:  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joseph W. Oliver

 2:  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                   (b)[ ]

 3:  SEC USE ONLY

 4:  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                    NUMBER OF SHARES BENEFICIALLY OWNED BY
                          EACH REPORTING PERSON WITH

 5:  SOLE VOTING POWER
     0

 6:  SHARED VOTING POWER
     0

 7:  SOLE DISPOSITIVE POWER
     0

 8:  SHARED DISPOSITIVE POWER
     0

 9:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

10:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [_]

11:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0

12:  TYPE OF REPORTING PERSON*
     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1(a) - Name of Issuer:

                   H. J. Heinz Company


         Item 1(b) - Address of Issuer's Principal Executive Offices:
         ---------   ------------------------------------------------

                   USX Tower
                   Pittsburgh, Pennsylvania 15230


         Item 2(a) - Name of Person Filing:
         ---------   ----------------------

                   (1)  Drue Heinz
                   (2)  Joseph W. Oliver


         Item 2(b) - Address of Principal Business Office, or if None,
         ---------   Residence:
                     -------------------------------------------------

                     The principal business address of each of the undersigned is:

            (1)    Drue Heinz Office
                   Suite 606, Oliver Building
                   535 Smithfield Street
                   Pittsburgh, PA  15222

            (2)    100 Glenview Place
                   Naples, Florida 33963


         Item 2(c) - Citizenship:
         ---------   ------------

                   USA


         Item 2(d) - Title of Class of Securities:
         ---------   -----------------------------

                   Common Stock, $.25 par value


         Item 2(e) - CUSIP No.:
         ---------   ----------

                   423074-10-3


         Item 3 - Statement Filed Pursuant to Rule l3d-1(b) or Rule
         ------   l3d-2(b):
                  -------------------------------------------------

                   None of the categories is applicable to any of the undersigned.


                                 Page 4 of 8 Pages

         Item 4 - Ownership:
         ------   ----------


                   Mrs. Drue Heinz has sole voting power and sole investment power with respect to 465,188 shares of Common Stock (0.2% of the outstanding Common Stock) held in her own name, sole voting power and shared investment power over 1,553,000 shares of Common Stock (0.6% of the outstanding Common Stock) held by two trusts, and shared voting power and shared investment power over 587,012 shares of Common Stock (0.2% of the outstanding Common Stock) held by three other trusts.


         Item 5 - Ownership of Five Percent or Less of a Class:
         ------   ---------------------------------------------

                   On January 25, 1994, the Howard Heinz Endowment, a charitable trust of which the undersigned were trustees, transferred 15,299,092 shares of Common Stock (6.0% of the Common Stock outstanding) to Howard Heinz Endowment, a Pennsylvania non-profit corporation of which they are directors. The transfer was made in connection with a restructuring of the Endowment into corporate form. This Statement is being filed to report that as of January 25, 1994, the undersigned ceased to be the beneficial owners of more than 5% of the outstanding Common Stock.


         Item 6 - Ownership of More than Five Percent on Behalf of
         ------   Another Person:
                  ------------------------------------------------

                   Of the 587,010 shares of Common Stock referred to in paragraph (b)(ii) above, other persons (not including any of the undersigned) have the right to receive dividends from 19,998 of such shares.


         Item 7 - Identification and Classification of the Subsidiary
         ------ Which Acquired the Security Being Reported on by the Parent Holding Company:
                  ----------------------------------------------------

                      Inapplicable


         Item 8 - Identification and Classification of Members of the
         ------   Group:
                  ---------------------------------------------------

                      Inapplicable


         Item 9 - Notice of Dissolution of Group:
         ------   -------------------------------

                      Inapplicable



                                 Page 5 of 8 Pages

         Item 10 - Certification:
         ------   ---------------

                      Inapplicable




































                                 Page 6 of 8 Pages

                                     SIGNATURE

                   After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

                   The undersigned agrees that this statement is filed on behalf of the undersigned and each of the other individuals identified in Item 2(a) thereof.

                                                Drue Heinz
                                                -------------------
                                                Drue Heinz



         Dated:  January 25, 1994



























                              Page 7 of 8 Pages

                                     SIGNATURE

                   After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

                   The undersigned agrees that this statement is filed on behalf of the undersigned and each of the other individuals identified in Item 2(a) thereof.
                                                Joseph W. Oliver
                                                ------------------------
                                                Joseph W. Oliver


         Dated:  January 25, 1994








































                                 Page 8 of 8 Pages